Exhibit 3.2

AMENDMENT TO

CERTIFICATE OF DESIGNATION OF SERIES A CONVERTIBLE PREFFERED STOCK

OF

INTERACTIVE STRENGTH INC.

(Pursuant to Sections 242 of the General Corporation Law of the State of Delaware)

Interactive Strength Inc., a Delaware corporation (the “Corporation”), does hereby certify:

Pursuant to authority expressly granted and vested in the Board of Directors of the Corporation (the “Board”) by the provisions of the Amended and Restated Certificate of Incorporation, as amended, of the Corporation, the Board adopted the Certificate of Designation of the Series A Convertible Preferred Stock on January 6, 2024 providing for the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, of 5,000,000 shares (the “Original Series A Certificate of Designation”), as amended on April 19, 2024 to increase the authorized share amount to 7,000,000 shares and as amended on June 28, 2024 to increase the authorized share amount to 10,000,000 shares (as amended, the “Amended Series A Certificate of Designation”).

WHEREAS, the Board and the majority stockholders of the Series A Preferred Stock desire to amend the Amended Series A Certificate of Designation.

1. Defined Terms. Unless otherwise indicated herein, all terms which are capitalized but are not otherwise defined herein shall have the meaning ascribed to them in the Amended Series A Certificate of Designation.

2. Amendments to the Amended Series A Certificate of Designation.

(a)	The second sentence of Article 2 of the Amended Series A Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“Accruing Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided, however, that except as set forth in the following sentence of this Article 2 or in Section 3.1, such Accruing Dividends shall be payable only when, as, and if declared by the Board.”

(b) The second sentence of Section 5.1(a) of the Amended Series A Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“The “Conversion Price” applicable to the Series A Preferred Stock shall initially be equal to $0.0702.”

(c) Section 5.3 of the Amended Series A Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“Adjustment of Conversion Price. In the event the Corporation shall at any time after the Original Issuance Date issue Common Stock resulting in over $2,000,000 of gross proceeds to the Corporation whether such gross proceeds are received in (a) a single transaction at a price per share of Common Stock sold that is lower than the Conversion Price in effect immediately prior to such issuance or (b) in series of related transactions at an average price per share of Common Stock sold in such transactions that is lower than the Conversion Price in effect immediately prior to such issuance (such price per share or average price per share, as applicable, the “Reset Price”), then the Conversion Price shall be reduced, concurrently with such issuance, to the Reset Price, provided, however, that if such reduction of the Conversion Price would result in the requirement to obtain the consent of a majority of the then outstanding shares of Common Stock in connection with the conversion of the Series A Preferred Stock pursuant to Section 5.5(a), then the Conversion Price shall not be reduced without such consent.”

(d) The references to Section 5.5(c) in Sections 5.4 and 6.2 of the Amended Series A Certificate of Designation are hereby amended and restated to read “5.5(a)”.

(e) Section 5.5 of the Amended Series A Certificate of Designation is hereby amended and restated in its entirety to read as follows:

“Section 5.5 Conversion Restrictions.

(a) Stockholder Approval Restriction. Notwithstanding anything to the contrary herein, without the consent of a majority of the shares of Common Stock voting at a duly called shareholder meeting with the quorum required by the Delaware General

Exhibit 3.2

Corporation Law, the Corporation’s Certificate of Incorporation as then in effect and the Corporation’s Bylaws as then in effect, no holder of Series A Preferred Stock shall have the right to convert any shares of Series A Preferred Stock, and no shares of Series A Preferred Stock shall otherwise be converted into shares of Common Stock, if (A) (i) the total number of shares of Common Stock issuable upon such conversion, taken together with any shares of Common Stock issued on or after November 8, 2024 upon conversion of shares of Series A Preferred Stock, would exceed 19.99% of the number of shares of Common Stock outstanding on November 8, 2024 and (ii) the Conversion Price is less than $0.0702 (the Nasdaq Official Closing Price of the Common Stock (as reflected on Nasdaq.com) on November 7, 2024); or (B) such conversion would otherwise require shareholder approval under the Nasdaq listing requirements, including Nasdaq Listing Rule 5635.

(b) Beneficial Ownership Restriction. Notwithstanding anything to the contrary herein, no holder of Series A Preferred Stock shall have the right to convert any shares of Series A Preferred Stock to the extent that, after giving effect to the conversion, such holder (together with such holder’s affiliates, and any other persons acting as a group together with such holder or any of such holder’s affiliates) would beneficially own in excess of 4.99% of the total number of shares of Common Stock of the Company issued and outstanding immediately after giving effect to the conversion.

(i)
For purposes of this clause, “beneficial ownership” shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

(ii)
Each holder of Series A Preferred Stock shall be responsible for providing the Company with all information necessary to make a determination of beneficial ownership.”

3. Ratification; Inconsistent Provisions. Except as otherwise expressly provided herein, the Amended Series A Certificate of Designation is, and shall continue to be, in full force and effect and is hereby ratified and confirmed in all respects. Notwithstanding the foregoing to the contrary, to the extent that there is any inconsistency between the provisions of the Amended Series A Certificate of Designation and this Amendment to Certificate of Designation of the Series A Convertible Preferred Stock (this “Amendment”), the provisions of this Amendment shall control and be binding.

4. Headings. The headings contained herein are for convenience only and will not be deemed to limit or affect any of the provisions hereof.

RESOLVED, FURTHER, that the authorized officers of the Corporation be and hereby are authorized and directed to prepare and file this Amendment in accordance with the foregoing resolution and the provisions of the laws of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Amendment this 8th day of November, 2024.

INTERACTIVE STRENGTH INC.

By:	/s/ Trent Ward
Name:	Trent Ward
Title:	Chief Executive Officer